UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07167

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of

INDIANA MICHIGAN POWER COMPANY

THIS IS TO CERTIFY THAT INDIANA MICHIGAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated March 4, 1986, provides on Exhibit 1 the following information for the period January 1, 2005 through March 31, 2005:

a) summary of barging billings by month to affiliates;
b) summary of barging billings by month to nonaffiliates;
c) summary of towing billings by month to affiliates, and
d) summary of towing billings by month to nonaffiliates.

Exhibit 2 provides derivation of billing rates for the twelve months January 1, 2005 to December 31, 2005.
Exhibit 3 provides calculation of allowed cost of capital effective April 1, 2005.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Indiana Michigan Power Company has duly caused this report to be signed on its behalf on this 25th day of May, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.

070-07167

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

CONTENTS

Exhibit
Summary of Billings	1
Derivation of Billing Rates	2
Calculation of Allowed Cost of Capital	3

Exhibit 1
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005			February 2005			March 2005
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATED COMPANIES:

Appalachian Power Company and Ohio Power Company:
Sporn Plant	183,586	$1.71	$314	232,829	$1.51	$353	214,010	$1.32	$283
Amos Plant	43,088	1.06	45	914	1.78	1	8,476	1.41	12

Total	226,674		$359	233,743		$354	222,486		$295

Appalachian Power Company:
Mountaineer Plant	202,585	$2.73	$553	282,795	$3.73	$1,054	379,619	$3.56	$1,350
Kanawha River Plant	-	-	-	11,151	1.30	15	43,502	1.37	60

Total	202,585		$553	293,946		$1,069	423,121		$1,410

Ohio Valley Electric Company	98,245	$5.04	$495	7,496	$5.84	$44	2,944	$5.84	$17

Indiana Michigan Power Company:
Tanners Creek Plant	155,517	$3.94	$613	219,381	$3.39	$744	180,220	$4.49	$809

Indiana Michigan Power Company and AEP Generating Company:
Rockport Plant	387,069	$2.28	$881	842,577	$2.22	$1,873	1,003,325	$2.19	$2,197

Ohio Power Company:
Cardinal Plant (Unit 1)	192,685	$1.61	$311	105,850	$2.82	$299	23,697	$4.45	$106
Gavin Plant	8,377	0.98	8	-	-	-	-	-	-
Mitchell Plant	11,988	0.70	9	11,336	0.65	7	-	-	-

Total	213,050		$328	117,186		$306	23,697		$106

BARGING SERVICE BILLINGS TO NONAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 & 3)	7,789	$3.29	$26	36,593	$3.27	$120	190,868	$3.27	$624

Various Companies - Freight and Demurrage	445,007	$2.14	$952	406,659	$1.91	$777	707,227	$2.10	$1,485

Various Companies - Rock, Sand and Gravel	68,035	$2.54	$173	35,377	$2.39	$84	168,228	$2.24	$378

Note - The above amounts include demurrage and barge charter charges.

Exhibit 1 (Continued)
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005	February 2005	March 2005
	(000)
TOWING AND CHARTER SERVICE BILLINGS TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	$835	$708	$586

Appalachian Power Company and Ohio Power Company :
Amos Plant	$45	$-	$-

Kentucky Power Company:
Big Sandy Plant	$16	$-	$-

Appalachian Power Company:
Mountaineer Plant	$30	$-	$-

Ohio Valley Electric Company	$23	$-	$-

Ohio Power Company:
Gavin Plant	$119	$11	$16
Muskingum River Plant	-	-	2
Cook Coal Terminal	6	3	-
Total	$125	$14	$18

TOWING AND CHARTER SERVICE BILLINGS TO NONAFFILIATED COMPANIES	$6	$318	$1

Note:  The above amounts include boat charter and urea unloading facility billings.

  Exhibit 2
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD
JANUARY 1, 2005 THROUGH DECEMBER 31, 2005
BASED ON PROJECTED COSTS FOR THE PERIOD
JANUARY 1, 2005 THROUGH DECEMBER 31, 2005
(IN THOUSANDS, EXCEPT COST PER TON MILE)

	Projected Cost	Nonassigned Cost	Upper Ohio & Kanawha	Rockport Plant	Cardinal Units 2&3	Tanner’s Creek Plant	Gavin Plant
DIRECT EXPENSES
Rent and Depreciation	$15,318	$196	$5,549	$3,110	$1,806	$1,792	$2,865
Wages and Benefits	19,893	-	4,111	7,505	2,613	2,952	2,712
Fuel	16,491	-	2,462	8,631	1,504	2,477	1,417
Fuel Taxes	2,949	-	513	1,465	282	445	244
All Other	8,969	20	4,828	1,008	984	937	1,192
Total Direct Expenses	63,620	216	17,463	21,719	7,189	8,603	8,430
Outside Fleeting and Towing	298	-	120	131	-	47	-
Charted (Out) Boat Costs	5,958	-	4,842	-	-	1,116	-
Total Equipment Expenses	69,876	216	22,425	21,850	7,189	9,766	8,430
Nonassigned Allocation	-	(216)	87	95	-	34	-
Allocated Overhead Expenses	7,508	-	3,021	3,309	-	1,178	-
Return on Investment	1,067	-	429	470	-	168	-
Nonaffiliated Contracts	(28,625)	-	(1,379)	(1,511)	(8,914)	(1,307)	(15,514)
Re-allocation to Affiliated Rates	-	-	(3,544)	(3,882)	1,725	(1,383)	7,084
Less Demurrage and Other Revenue	(4,677)	-	(1,882)	(2,061)	-	(734)	-
Total Projected Cost (Revenue Requirement)	$45,149	$-	$19,157	$18,270	$-	$7,722	$-

Adjusted Ton Miles	6,021,381	-	2,820,641	2,229,460	-	971,280	-

Cost Per Adjusted Ton Mile			$0.00679	$0.00820		$0.00795

Exhibit 3
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
RATE OF RETURN ON INVESTMENT

Component	CAPITALIZATION AS OF 12/31/04		PERCENT OF TOTAL	EFFECTIVE COST		AFTER-TAX WEIGHTED RATE OF RETURN
	(000)
Long-term Debt	$1,052,907	a	47.64%	5.55%	c	2.64%
Preferred Stock	69,529		3.14%	6.10%	c	0.19%
Common Stock	1,087,864	b	49.22%	12.00%	d	5.91%
Total	$2,210,300		100.00%			8.74%

a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.
b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.
c) Cost at 12/31/04.
d) The rate ordered by the Indiana Utility Regulatory Commission in Indiana Michigan Power Company’s 1993 retail rate proceeding.

Rate will be applied for billing purposes to the twelve month period commencing April 1, 2005.